Filed by ActionPoint, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Captiva Software Corporation

Commission File No.: 0-22292

The following information was included in Captiva Software Corporation's winter newsletter sent to its customers on April 12, 2002

Forward Looking Statements

The following newsletter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward-looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Actionpoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

Keynotes

With the merger of Captiva and ActionPoint, and the release of InvoicePack and FormWare 4.5, there's been a lot of activity at Captiva. You'll learn more about our new product offerings in other articles so I've decided to use this column to discuss the merger and how we hope it will benefit our customers and partners.

Whether it arrives electronically, on paper or via fax, two different kinds of information are received by organizations from their customers, suppliers, partners and employees. They receive unstructured documents, such as correspondence and legal briefs, and structured forms like credit applications and medical claims. Both are vital to running a business, but they require different technologies and approaches to capture and process. As a result, most organizations have historically gone to two or more vendors to address their end-to-end information capture requirements.

Combining ActionPoint, the leader in the document capture space, with Captiva, the leader in the forms processing space, means organizations can now turn to a single provider to meet their entire range of information capture needs. In essence, by combining our industry-leading products and services with ActionPoint's, we see a rare opportunity to deliver our customers and partners what they've been asking for - a complete, integrated solution from a single source. Hence, ActionPoint's technologies and products are synergistic with our own, and this should enable the combined company to quickly benefit from improved operating efficiencies and allow us to better serve customers and partners.

The two companies have been technology partners since 1998 - with Captive offering its FormWare software on ActionPoint's InputAccel platform - and benefit from an outstanding record of working together to deliver solutions to their joint customers. For example, Diversified Information Technologies, Inc., a leading provider of outsourced claims processing solutions for the insurance industry, has utilized products from both companies to process a variety of documents and forms for over five years. Other joint customers include AON, Empire Blue Cross Blue Shield and Highmark Blue Cross Blue Shield. Additional product integration is expected to meld the two products further, offering additional capabilities to InputAccel users and making InputAccel an even more viable platform for FormWare users.

The combination also creates the largest information capture software provider in the market, with 2001 revenues of approximately $45 million, roughly 300 employees worldwide and over 400 Global 2000 customers and governmental agencies. We believe the integrated sales force will expand our market reach and the combined channel program will feature some of the world's leading integrators and resellers, including BancTec, Computer Sciences Corporation, EDS, IBM, IKON ISS, Lockheed Martin, Unisys and Xerox Connect. We believe the critical mass and economies of scale this merger provides should enable us to grow faster and more profitably, enhancing operating results and shareholder value, and in turn creating a stronger company. By merging our resources and experience, the combined company should also be able to address a broader market and realize greater growth opportunities than either company could anticipate on its own.

Needless to say, we're very excited about the future and believe Captiva will continue to lead the way in the information capture arena. To learn more about the merger and our future direction, please join us at Capture 2002 on July 29 - 30 in San Diego. I look forward to seeing you there.

Best regards.

Feature Story

Captiva and ActionPoint To Merge, Creating The Largest Information Capture Software Provider - The First Complete Information Capture Solution

On March 4, 2002 Captiva announced that it had signed a definitive agreement to merge with ActionPoint, Inc (NASDAQ: ACTP). The combination of these two industry leaders, ActionPoint, the leading provider of document capture solutions, and Captiva, the leading provider of forms processing solutions, creates the largest information capture software provider in the market today. This combination will also result in the first complete information capture solution available from a single software provider that can meet an end user's entire range of capture needs.

"As more business processes are automated, the need for comprehensive data and document capture capabilities will grow, particularly to help unite front office and back-office applications - as well as their users - with information that exists in a variety of media and formats," said David Yockelson, Senior Vice President and Director at the META Group. "Both software ISVs and end user organizations must be able to address information capture holistically, and they will applaud the ability to obtain these facilities from one source, thus improving their resource management and total cost of ownership."

In a report titled "Document Capture for eBusiness 2001- 3," Strategy Partners (www.strategy-partners.com) reported the combined size of the document capture and forms processing markets to be $1.02 billion for 2000. They went on to forecast 19.8% CAGR with end-user sales reaching $2.14 billion by the end of 2003. The merged company will be the largest software vendor in the market, with 2001 revenues of approximately $45 million, roughly 300 employees worldwide, and over 400 Global 2000 Customers and Governmental Agencies, including Bank of America, Citigroup, Empire Blue Cross, Fidelity Investments, The Home Depot, and Lands End.

"Customers want to buy from market leaders," continued David Yockelson "The Information Capture market has needed a supplier with the size and critical mass to lead the market, and this merger has the potential for doing that."

Under the terms of the stock for stock merger, which is subject to approval by the stockholders of both companies and other customary closing conditions, Captiva equity shareholders will own approximately 49% of the new company. The combined company plans to operate under the Captiva Software Corporation name. "We believe that the name Captiva more clearly describes our business as a merged entity, which is the leading provider of capture software," stated Kimra Hawley, ActionPoint's current Chairman. Ms. Hawley will continue as the Chairman of the Board of the combined company, with the remainder of the Board composed of members of both companies' Boards. Reynolds C. Bish, currently President and CEO of Captiva, will be President and CEO of the newly formed company, while Steve Francis, President and CEO of ActionPoint, will be COO, with a focus on integrating and managing the two companies' services and software development operations. Bish and Francis will continue as CEOs of their respective companies until the merger is completed.

Please click the following link to view our FAQ document, which provides answers to frequently asked questions from customers, partners and investors.

http://www.sec.gov/Archives/edgar/data/909276/000090927602000003/qa_425.ht m

Where You Can Find Additional Information

Investors and security holders of both ActionPoint and Captiva Software Corporation ("Captiva") are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint and Captiva with the SEC at the SEC's Web site at http:/www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint and Captiva.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

ActionPoint and Captiva, their respective directors, executive officers and certain other members of their respectivie management and employees may be deemed to be participants in the solicitation of proxies from ActionPoint stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in ActionPoint's Form 10-K filed with the SEC on April 2, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from ActionPoint. Information regarding the participants may be obtained by calling Rick Russo, the Corporate Secretary of Captiva, at (858) 320-1007.